QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99(b)

WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS

	Quarter ended Sept. 30,		Nine months ended Sept. 30,
(in millions)	2002	2001	2002	2001

Earnings, including interest on deposits (1):
Income before income tax expense and effect of change in accounting principle	$2,238	$1,842	$6,579	$3,590
Fixed charges	1,047	1,650	3,149	5,596

	$3,285	$3,492	$9,728	$9,186

Preferred dividend requirement	$1	$4	$3	$13
Ratio of income before income tax expense and effect of change in accounting principle to net income before effect of change in accounting principle	1.55	1.58	1.55	1.60

Preferred dividends (2)	$2	$6	$5	$21

Fixed charges (1):
Interest expense	1,004	1,615	3,017	5,484
Estimated interest component of net rental expense	43	35	132	112

	1,047	1,650	3,149	5,596

Fixed charges and preferred dividends	$1,049	$1,656	$3,154	$5,617

Ratio of earnings to fixed charges and preferred dividends (3)	3.13	2.11	3.08	1.64

Earnings, excluding interest on deposits:
Income before income tax expense effect of change in accounting principle	$2,238	$1,842	$6,579	$3,590
Fixed charges	564	805	1,690	2,647

	$2,802	$2,647	$8,269	$6,237

Preferred dividends (2)	$2	$6	$5	$21

Fixed charges:
Interest expense	1,004	1,615	3,017	5,484
Less interest on deposits	483	845	1,459	2,949
Estimated interest component of net rental expense	43	35	132	112

	564	805	1,690	2,647

Fixed charges and preferred dividends	$566	$811	$1,695	$2,668

Ratio of earnings to fixed charges and preferred dividends (3)	4.95	3.26	4.88	2.34

(1)
As defined in Item 503(d) of Regulation S-K.

(2)
The preferred dividends were increased to amounts representing the pretax earnings that would be required to cover such dividend requirements.

(3)
These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.

QuickLinks

  Exhibit 99(b)
WELLS FARGO & COMPANY AND SUBSIDIARIES COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS